OFFICE OF THRIFT SUPERVISION
                     WASHINGTON, D.C. 20552
                   ---------------------------
                           FORM 10-QSB

(Mark One)
[X]  QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934
     For the quarterly period ended December  31, 1997

[ ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

     For the transition period from ___________ to ___________

                     OTS Docket Number 1272

                   LEEDS FEDERAL SAVINGS BANK
     (Exact name of registrant at specified in its charter)

        UNITED STATES                          52-1865050
(State or other jurisdiction                  (IRS Employer
of incorporation or organization)         Identification Number)

       1101 Maiden Choice Lane, Baltimore, Maryland 21229
            (Address of principal executive offices)

       Registrant's telephone number, including area code:
                          410-242-1234

       Former name, former address and former fiscal year,
                  if changed since last report

     Indicated by a check whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes   X     No


APPLICABLE ONLY TO CORPORATE ISSUERS:

     Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date: There were 5,182,097 shares of the Registrant's common stock outstanding as of December 31, 1997 which reflects 3-for-2 common stock split declared October 22, 1997.

                   LEEDS FEDERAL SAVINGS BANK

                              INDEX

                                                            PAGE

PART I.  FINANCIAL INFORMATION

     Item 1. Financial Statements

          Consolidated Statements of Financial Condition
          as of December 31, 1997 (unaudited), and
          June 30, 1997                                     1

          Consolidated Statements of Income (unaudited)
          for the three months and six months
          ended December 31,1997 and 1996                   2

          Consolidated Statements of Cash Flows
          (unaudited) for the three months and six
          months ended December 31, 1997 and 1996           3

          Notes to Consolidated Financial Statements
          (unaudited)                                       5


     Item 2. Management's Discussion and Analysis of
          Financial Condition and Results of Operations     8


PART II.  OTHER INFORMATION                                 11

PART I. FINANCIAL INFORMATION
     Item 1. Financial Statements


                                                       Dec. 31,     June 30,
                                                         1997         1997
                                                     (unaudited)   (audited)

Assets
Cash:
    On hand and due from banks                      $  1,270,430  $  2,158,453
    Interest-bearing deposits                         11,538,036    11,172,475
  Short Term Investments                               8,035,158     2,722,336
  Secured short-term loans to commercial banks         8,080,258     9,735,532
  Securities purchased under agreements to resell      7,036,728     5,517,903
  Investment securities, net (held to maturity)       33,700,959    43,614,562
  Investment securities, net (available for sale)      9,693,965     8,162,419
  Mortgage backed securities, net (held to maturity)  19,658,113    22,294,337
  Loans receivable, net                              182,832,592   174,877,796
  Investment in Federal Home Loan Bank of Atlanta
   stock, at cost                                      2,377,200     2,377,200
  Property and equipment, net                            886,321       863,823
  Cash surrender value of life insurance               5,999,429     3,153,193
  Prepaid expenses and other assets                      258,927       309,808
  Ground rents owned, at cost                             39,500        39,500
                                                     -----------   -----------
                                                     291,407,616   286,999,337
                                                     -----------   -----------
                                                     -----------   -----------

Liabilities and Stockholders' Equity

  Savings accounts                                   237,248,973   232,590,009
  Borrowed Funds-Employee Stock Ownership Plan           600,000       648,000
  Advance payments by borrowers for taxes, insurance
   and ground rents                                    2,437,500     4,804,060
  Federal and state income taxes:
    Currently Payable                                    352,160       335,841
    Deferred                                           1,267,155     1,062,219
  Accrued expenses and other liabilities               1,039,411       817,871
                                                     -----------   -----------

     Total Liabilities                               242,945,199   240,258,000
                                                     -----------   -----------

Stockholders' Equity:
   Common Stock $1 par value:
    20,000,000 shares authorized:
    issued and outstanding 5,182,097 shares*           5,182,097     5,182,097
   Additional paid in capital*                         9,057,324     8,948,119
   Employee stock ownership plan                        (538,369)    (591,300)
   Management recognition plan                           (26,019)     (60,141)
   Retained income, substantially restricted          33,056,755    31,854,434
   Unrealized gains on securities available
    for sale, net                                      1,730,629     1,408,128
                                                     -----------   -----------

     Total Stockholders' Equity                       48,462,417    46,741,337
                                                     -----------   -----------

                                                     291,407,616   286,999,337
                                                     -----------   -----------
                                                     -----------   -----------


*reflects 3-for-2 common stock split declared
October 22, 1997, described in Note 3.

See accompanying notes to consolidated financial statements.

                   LEEDS FEDERAL SAVINGS BANK
               Consolidated Statements of Income
                           (unaudited)


                                                     Six Months             Three Months
                                                 Ended December 31,      Ended December 31,

                                                 1997         1996       1997          1996
Interest Income:
  First mortgage and other loans              6,738,520   5,996,175   3,411,883     3,035,105
  Mortgage-backed securities                    767,374     991,438     370,196       485,955
  Investment securities and short
   term investments                           2,597,556   2,661,695   1,291,574     1,335,378
                                             ----------   ---------   ---------     ---------

  Total interest income                      10,103,450   9,649,308   5,073,653     4,856,438
                                             ----------   ---------   ---------     ---------

Interest expense:
  Savings accounts                            5,986,656   5,781,894   3,012,953     2,896,113
  Other                                          28,891      32,023      14,156        15,682
                                             ----------   ---------   ---------     ---------

  Total interest expense                      6,015,547   5,813,917   3,027,109     2,911,795
                                             ----------   ---------   ---------     ---------

  Net interest income                         4,087,903   3,835,391   2,046,544     1,944,643

Provision for loan losses                        10,886     102,757       8,046        81,616
                                             ----------   ---------   ---------     ---------

  Net interest income after provision
   for loan losses                            4,077,017   3,732,634   2,038,498     1,863,027
                                             ----------   ---------   ---------     ---------

Noninterest income:
  Service fees and charges                       73,854      65,718      36,128        29,975
  Other                                          71,666      67,642      37,670        33,830
                                             ----------   ---------   ---------     ---------
                                                145,520     133,360      73,798        65,805
                                             ----------   ---------   ---------     ---------

Noninterest expense:
  Compensation and employee benefits            894,863     727,716     463,742       370,091
  Occupancy                                      96,886      99,116      47,321        46,172
  SAIF deposit insurance premiums               111,005   1,673,294      55,851       147,073
  Advertising                                   115,981      60,940      59,857        25,254
  Other                                         345,393     297,520     193,605       144,919
                                             ----------   ---------   ---------     ---------

                                              1,564,128   2,858,586     820,376       733,509
                                             ----------   ---------   ---------     ---------

Income before provision for income taxes      2,658,409   1,007,408   1,291,920     1,193,323

Provision for income taxes:                     975,181     387,772     473,250       465,592
                                             ----------   ---------   ---------     ---------

  Net Income                                 $1,683,228     619,636     818,670       727,731
                                             ----------   ---------   ---------     ---------

Net income per share of common stock
  Basic                                      $      .33     $   .12   $     .16     $     .14
                                             ----------   ---------   ---------     ---------
  Diluted                                    $      .32     $   .12   $     .16     $     .14
                                             ----------   ---------   ---------     ---------


                   LEEDS FEDERAL SAVINGS BANK
              CONSOLIDATED STATEMENTS OF CASH FLOWS
           Six months ended December 31, 1997 and 1996
                           (unaudited)


                                                            1997         1996
Cash flows from operating activities:
Net Income                                             1,683,228       619,636
  Adjustments to reconcile net income to net
   cash provided by operating activities:
  Amortization of loan fees, premiums and discounts, net (31,482)     (71,003)
  Provision for loan losses                               10,886      102,757
  Accretion of premiums(discounts) on investments
   securities and mortgage-backed securities, net         (9,978)     (20,637)
  Depreciation                                            71,502       62,626

  Non-cash compensation under stock based benefit plans  196,258      135,808
  (Increase) decrease in accrued interest receivable
   on mortgage-backed securities and loans  receivable  115,653       88,640
  Increase (decrease) in income taxes currently payable   16,319      (97,260)
  Increase in accrued expenses and other liabilities     221,540      106,821
  Increase  in unearned loan fees                         12,445      140,547
  Decrease in prepaid expenses and other assets           50,881      163,553
  Amortization of net unrealized holding loss                 (0)      (7,698)
                                                      ---------    ----------

  Net cash provided by operating activities            2,337,252    1,223,790
                                                      ---------    ----------

Cash flows from investing activities:
  Purchase of investment securities held for maturity (7,916,506)  (5,400,000)
  Purchase of available for sale securities             (975,000)    (300,000)
  Maturity of investment securities held for maturity 17,736,031    9,803,600

  Loan disbursements, net                             (7,986,483) (10,308,736)
  Mortgage-backed securities principal repayments      2,635,356    2,978,432
  Purchases of property and equipment                    (94,000)     (25,232)
  Sale of ground rents owned                                   0        1,600
  Investment in life insurance                        (2,846,236)     (67,331)
                                                      ---------    ----------

  Net cash provided by (used in) investing activities    553,162   (3,317,667)
                                                      ---------    ----------

                   LEEDS FEDERAL SAVINGS BANK
              CONSOLIDATED STATEMENTS OF CASH FLOWS
           Six months ended December 31, 1997 and 1996
                           (unaudited)

                                                            1997         1996

Cash flows from financing activities:
  Net increase in savings accounts                     4,658,964    6,313,578
  Decrease in advance payments by borrowers for
   taxes, insurance and ground rents                  (2,366,560)  (2,266,175)
  Proceeds from exercised options                              0       83,545
  Dividends paid                                        (480,907)    (405,160)
  Repayment of Borrowed Funds                            (48,000)     (48,000)
                                                      ---------    ----------

     Net cash provided by financing activities         1,763,497    3,677,788
                                                      ---------    ----------

Net increase in cash and cash equivalents              4,653,911    1,583,911

Cash and cash equivalents at beginning of period      31,306,699   25,921,657
                                                      ---------    ----------

Cash and cash equivalents at end of period           $35,960,610   27,505,568
                                                      ---------    ----------

Non Cash Transactions - Increase in net unrealized
 gains on securities available for sale, net of
 income tax effect.                                      322,501      363,669

Effect on equity for stock split.                      1,727,361            0
                                                      ---------    ----------

See accompanying notes to consolidated financial statements.

                   LEEDS FEDERAL SAVINGS BANK
             NOTES CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997
                           (Unaudited)

(1)  Basis of Presentation

     The accompanying consolidated financial statements include all adjustments, consisting of normal recurring adjustments, which, in the opinion of management are necessary for a fair presentation of financial position and results of operations. The financial statements have been prepared using the accounting policies described in the June 30, 1997 Annual Financial Statements. The results of operations for the three months and six months ended December 31, 1997, are not necessarily indicative of the results that may be expected for the entire year.

(2)  Reclassification of Prior Year's Statements.

     Certain amounts in the 1996 financial statements have been reclassified to conform to the 1997 presentation.

(3)  Net Income per Share of Common Stock

     On October 22, 1997, the Board of Directors authorized a three-for-two common stock split in the form of a stock dividend, distributable November 19, 1997, to stockholders of record on November 5, 1997. All per share amounts herein have been adjusted for the common stock split.

     The Bank adopted Statement of Financial Accounting Standards No. 128 "Earnings Per Share," during the three months ended December 31, 1997. Statement No. 128 establishes revised standards for computing and presenting earnings per share (EPS) data. It requires dual presentation of "basic" and "diluted" EPS on the face of the statements of income and reconciliation of the numerators and denominators used in the basic and diluted EPS calculations. As required by Statement No. 128, EPS data for prior periods presented have been restated to conform to the new standard.

     Basic EPS is calculated by dividing net income by the weighted average number of common shares outstanding for the applicable period. Diluted EPS is calculated after adjusting the numerator and the denominator of the basic EPS calculation for the effect of all dilutive potential common shares outstanding during the period. Information related to the calculation of net income per share of common stock is summarized as follows:


                                                     Six Months              Six Months
                                                 Ended December 31,      Ended December 31,
                                                        1997                    1996

                                               Basic        Diluted         Basic       Diluted

Net Income                                  1,683,228      1,683,228       619,636      619,636

Dividends on unvested common stock             (7,680)        (3,182)       (9,763)     (10,334)
                                            ---------      ---------     ---------    ---------

Adjusted net income used in EPS
  calculations                              1,675,54       1,680,046       609,873      609,302
                                            ---------      ---------     ---------    ---------

Weighted average shares outstanding         5,072,582      5,072,582     5,042,437    5,042,437

Diluted securities:
  Options                                                      94,924                     25,127
  Unvested common stock awards                                 16,870                      6,685
                                            ---------      ---------     ---------    ---------

Adjusted weighted-average shares used
  in EPS computation                        5,072,582       5,184,376     5,042,437    5,074,249
                                            ---------      ---------     ---------    ---------


                                           Three Months  December 31,  Three Months  December 31,
                                               Ended         1997           Ended        1996

                                               Basic        Diluted         Basic       Diluted

Net Income                                   818,670        818,670       727,731       727,731

Dividends on unvested common stock            (4,032)        (1,462)       (4,882)       (5,905)
                                            ---------      ---------     ---------    ---------

Adjusted net income used in EPS
  calculations                               814,638        817,208       722,849       721,826
                                            ---------      ---------     ---------    ---------

Weighted average shares outstanding        5,072,582      5,072,582     5,042,437     5,042,437

Diluted securities:
Options                                                    103,251                       31,797
Unvested common stock awards                                18,351                        8,465
                                            ---------      ---------     ---------    ---------

Adjusted weighted-average shares used
  in EPS computation                       5,072,582     5,194,184      5,042,437     5,082,699
                                            ---------      ---------     ---------    ---------

(4)  Dividends on Common Stock

     On December 17, 1997, the Bank declared a quarterly cash dividend of $.14 per share. The dividends were payable to stockholders of record as of January 7, 1998 and were paid on January 21, 1998. Leeds Federal Bankshares, M.H.C. (the MHC) , which owns 3,300,000 shares of stock in the Bank, waived receipt of its quarterly dividend, thereby reducing the actual dividend payout to approximately $261,300. The dollar amount of dividends waived by the MHC is considered as a restriction on the retained earnings of the Bank. The amount of any dividend waived by the MHC shall be available for declarations a dividend solely to the MHC. At December 31, 1997, the cumulative amount of such waived dividends was $5,009,400.

                   LEEDS FEDERAL SAVINGS BANK

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
         CONDITION AND RESULTS OF OPERATIONS

Discussion of Financial Condition Changes from June 30, 1997 to
---------------------------------------------------------------
December 31, 1997
-----------------

     Cash on hand and due from banks, interest bearing deposits, other liquid investments and investment securities totalled approximately $81.7 million, a decrease of approximately $3.8 million from June 30, 1997 levels. Mortgage-backed securities totalled $19.7 million, a decrease of $2.6 million, due to repayments of principal. Loans receivable totalled $182.8 million, an increase of $7.9 million, due primarily to an increase in mortgage originations.

     Deposits increased approximately $4.6 million, to a total of $237.2 million at December 31, 1997. Such increase was primarily attributable to general market trends. The Bank has offered savings rates that are competitive with other banks. However, it has not relied on brokered funds or negotiated jumbo certificates to maintain deposit levels.

     The Bank is subject to capital standards which generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. At December 31, 1997, the Bank had tangible capital of $46.7 million, or 16.2% of total adjusted assets, which was $42.4 million in excess of the requirement of minimum tangible capital of $4.3 million, or 1.5% of total adjusted assets; core capital of $46.7 million, or 16.2% of total adjusted assets, which was $38.1 million in excess of the requirement of minimum core capital of $8.6 million, or 3.0% of total adjusted assets; and risk-based capital of $47.2 million, or 32.6% of risk weighted assets, which was $35.7 million in excess of the requirement of a minimum risk-based capital of 8% of risk weighted assets.

Comparison of Operating Results for Three and Six Month Periods
---------------------------------------------------------------
Ended December 31, 1997 and 1996
--------------------------------

     The Bank's net income for the three months ended December 31, 1997, totalled $819,000, an increase of $91,000, or 12.5% as compared to $728,000 for the three months ended December 31, 1996, due principally to an increase in net interest income and a decrease in provision for loan losses, partially offset by an increase in noninterest expenses. The Bank's net income for the six months ended December 31, 1997, totalled $1.7 million, an increase of $215,000, or 14.3%, as compared to $1.5 million (before the one-time after tax assessment of $849,000 to recapitalize the Savings Association Insurance Fund (SAIF), for the six months ended December 31, 1996. After recognition of the SAIF assessment, the Bank's net income for the six months ended December 31, 1996, totalled $620,000.

     The deposits of the Bank are presently insured by the SAIF, which together with the Bank Insurance Fund (BIF), are administered by the FDIC. In the third calendar quarter of 1995 the

FDIC lowered the premium schedule for BIF-insured institutions in anticipation of the BIF achieving its statutory reserve ratio. The reduced premium resulted in a competitive advantage for BIF members. Legislation enacted on September 30, 1996, provided for a one-time special assessment of .657% of the Bank's SAIF insured deposits at March 31, 1995, to bring the SAIF to its statutory reserve ratio. Based on the above formula, the Bank's SAIF pretax assessment of $1.4 million was recorded in the quarter ended September 30, 1996. Although the special one-time assessment significantly increased non-interest expense for the quarter, the anticipated reduction in the premium schedule has reduced the Bank's Federal Insurance premiums for future periods.

Net Interest Income
-------------------

     Interest income on loans for the three months ended December 31, 1997, totalled $3.4 million, an increase of $377,000, or 12.6%, as compared to $3.0 million to the three months ended December 31, 1996, due to a $20.0 million, or 12.5%, increase in average balance in loans to $180.2 million. Average yield on loans remained relatively the same at 7.6%. Interest income on loans for the six months ended December 31, 1997, totalled $6.7 million, an increase of $742,000, as compared to the six months ended December 31, 1996. Average balances on loans increased by $20.0 million, to $178.1 million, for the period, while average yield on loans remained relatively the same at 7.6%.

     Interest income on mortgage-backed securities decreased by $116,000, or 23.9%, to $370,000 for the three months ended December 31, 1997, from $486,000 for the three months ended December 31, 1996. Average yield on mortgage-backed securities decreased to 7.2%, from 7.3%, while average balance of mortgage-backed securities decreased by $6.2 million to $20.5 million from $26.7 million, for the three months ended December 31, 1997, compared to the same period last year. Interest income on mortgage-backed securities decreased by $224,000, to $767,000 for the six months ended December 31, 1997, as compared to $991,000 for the same period last year, due principally a decrease in average balance of mortgage-backed securities of $6.3 million to $21.1 million from $27.4 million, offset by an increase in the average yield on mortgage-backed securities to 7.3%, from 7.2%.


     Interest income on investment securities and short-term investments ("Investments") remained relatively unchanged at $1.3 million during the three months ended December 31, 1997, compared with the three months ended December 31, 1996. Interest on investments decreased by $64,000, or 2.4%, to $2.6 million during the six months ended December 31, 1997, from $2.7 million during the six months ended December 31, 1996. Such decrease was attributable to a decrease in average yield of investments to 6.3% from 6.5%. The decrease in average yields was the result of a general market decrease in interest rates on short term investments.

     Total interest expense increased by approximately $115,000 during the quarter ended December 31, 1997 to $3.0 million from $2.9 million for the quarter ended December 31, 1996. This increase was the result of an increase in average balances outstanding to $235.7 million from $227.7 million, while average rates paid on deposits remained relatively unchanged at 5.1%.
For the six months ended December 31, 1997, total interest expense increased by $202,000 to $6.0 million, as compared to the six months ended December 31, 1996. The increase was the result of an increase in average balance outstanding to $234.8 million from $226.0 million, while average rate paid on deposits remained relatively unchanged at 5.1%.

     As a result of the foregoing changes, interest income increased by a greater amount as compared to interest expense resulting in an increase in net interest income of $102,000, or 5.4%, to $2.0 million during the three months ended December 31, 1997, as compared to $1.9 million during the three months ended December 31, 1996. During the six months ended December 31, 1997, net interest income increased by 253,000, or 6.7%, to $3.8 million from $4.1 million for the same period last year.

Provision for Loan Losses
-------------------------

     The Bank had a provision for loan losses of $8,000 for the quarter ended December 31, 1997, and $11,000 for the six months ended December 31, 1997. During the three and six months ended December 31, 1996, the Bank had provisions for loan losses of $82,000 and $103,000 respectively. Based on management's review and analysis the allowance for loan losses as of December 31, 1997, was considered adequate.

Noninterest Income
------------------

     Noninterest income increased by approximately $10,000 to $74,000 during the three months ended December 31, 1997, as compared to $64,000 during the three months ended December 31,
1996.    For the six months ended December 31, 1997, noninterest
income increased to $146,000, from $133,000 for the six months ended December 31, 1996. The increase was primarily the result of an increase in service fees and charges during the three and six months ended December 31, 1997.

Noninterest Expense
-------------------

     Noninterest expense for the three months ended December 31, 1997, increased by $87,000 to $820,000, from $734,000, compared to the three months ended December 31, 1996. Compensation and employee benefits increased $94,000 to $464,000 for the three months ended December 31, 1997, from $370,000 for the same period last year, as the noncash charge to expense for ESOP shares earned reflected a large increase in the market price of Leeds Federal's stock. Advertising and other expenses increased by $83,000 for the quarter ended December 31, 1997, due to additional marketing and other operating expenses. During the six months ended December 31, 1997, before the one-time pretax SAIF assessment of $1.4 million, noninterest expense increased $88,000 to $1.6 million, from $1.5 million, compared to the six months ended December 31, 1996.

Capability of the Bank's Data Processing Software to Accommodate
----------------------------------------------------------------
the Year 2000
-------------

     Like many financial institutions the Bank relies upon computers for the daily conduct of its business and for data processing generally. There is concern among industry experts that commencing on January 1, 2000, computers will be unable to "read" the new year and there may be widespread computer malfunctions. Management has begun an assessment of the electronic systems, programs, applications and other electronic components used in the operations of the Bank, and believes that the Bank has implemented a plan pursuant to which the hardware and software will be programmed and tested well in advance of January 1, 2000. Management believes that it will not incur significant additional costs in connection with the year 2000 issue, although there can be no assurances in this regard.

Reorganization Into the Two-Tier Mutual Holding Company Structure
-----------------------------------------------------------------

     Effective January 21, 1997, the Bank completed its reorganization into a two-tier mutual holding company structure (the "Reorganization") with the establishment of a Federal corporation as the stock holding company parent of the Bank. Leeds Federal Bankshares, MHC, the Bank's existing mutual holding company, now owns a majority of the common stock of the new stock holding company, which owns 100% of the common stock of the Bank. Each share of Bank common stock that were held by the stockholders of the Bank were exchanged for a share of common stock of the stock holding company. The Reorganization of the Bank was structured as a tax-free reorganization and accounted for as a pooling of interests. Management believes that the two-tier holding company structure allows the Bank to retain the benefits of the mutual holding company structure, and at the same time give the Bank many of the opportunities available to stock holding companies that are not currently available in a mutual holding company structure. The mid-tier structure will offer the Bank and the holding company greater flexibility to structure and complete mergers and acquisitions, to diversify operations, and to repurchase outstanding shares of common stock.

PART II.  OTHER INFORMATION

Legal Proceedings

     The Bank is not involved in any litigation, nor is it aware of any pending litigation, other than legal proceedings incidental to the Bank's business. In the opinion of management, no material loss is expected from any such claims or lawsuits.

Changes in Securities

Notes To Consolidated Financial Statements are incorporated by reference concerning discussion of waiver of dividends by Leeds
Federal Bankshares, M.H.C.

Submission of Matters to a Vote of Security-Holders

(A) On October 22, 1997, the Bank held its annual meeting of stockholders.

(B) At the annual meeting Directors Hartman and McCleary were elected to three year terms. The following table shows the terms of all directors.


     Director's Name               Term Began     Term Expires
     John F. Amer                       1995           1998
     Gordon E. Clark                    1996           1999
     John F. Doyle                      1996           1999
     Raymond J. Hartman, Jr.            1997           2000
     Joan H. McCleary                   1997           2000
     Marguerite E. Wolf                 1995           1998

(C) There were present at the Annual Meeting in person or by proxy the holders of 3,302,672 votes, including 2,200,000 votes held by Leeds Federal Bankshares, M.H.C., (the "Holding Company"), said votes constituting a majority and more than a quorum of the outstanding votes entitled to be cast. Of the votes present at the Annual Meeting in person or by proxy 1,102,672 votes are represented by non-Holding Company, or Minority Stockholders.

     The stockholders acted on the following three matters at the Annual Meeting, approving each. Set forth below are the results of the stockholder vote on the matters considered at the Annual
Meeting.

     (1) The following directors were elected by the stockholders to serve for three year terms:


                                        Votes For      Withheld
          Raymond J. Hartman, Jr.       3,298,547      4,125
          Joan McCleary                 3,299,822      2,850

     (2) Approval of the Agreement and Plan of Reorganization was approved as follows:

                                        Votes For      Against
          Number of Votes               2,982,059      2,800

     (3)  The appointment of KPMG Peat Marwick, LLP, to be the
Bank's auditors for the fiscal year ending June 30, 1998, was approved as follows:

                                        For            Against
          Number of Votes               3,297,347      1,750

Exhibits and Report on Form 8-K

     No Form 8-K reports were filed during the quarter.

                           SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                              LEEDS FEDERAL SAVINGS BANK



Date: February 12, 1998       /s/ Gordon E. Clark
                              -----------------------------------
                              Gordon E. Clark
                              (President and Chief Executive
                               Officer)



Date: February 12, 1998       /s/ Kathleen G. Trumpler
                              -----------------------------------
                              Kathleen G. Trumpler
                              (Treasurer and Chief Financial
                               Officer)